UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
SGX PHARMACEUTICALS, INC.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
78423C108

(CUSIP Number)
Robert A. Armitage
Senior Vice President and General Counsel
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
(317) 276-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 8, 2008

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No.:	78423C108
SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eli Lilly and Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Indiana

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,343,313 shares(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,343,313 shares(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.9%(2)

14	TYPE OF REPORTING PERSON

CO
(1) Comprised of 5,343,313 shares of common stock, par value $0.001 per share (the “Shares”), of SGX Pharmaceuticals, Inc. (“SGX”) owned by certain SGX stockholders, which may be deemed to be beneficially owned by Eli Lilly and Company pursuant to the Voting Agreement described in Item 4 below.
(2) The calculation of this percentage is based on the 20,656,153 Shares outstanding as of July 8, 2008, as represented by SGX in the Merger Agreement described in Item 4 below.

Item 1. Security and Issuer.
     This statement relates to shares of common stock, par value $0.001 per share (the “Shares”), of SGX Pharmaceuticals, Inc., a Delaware corporation (“SGX”), whose principal executive offices are located at 10505 Roselle Street, San Diego, California 92121. The telephone number at that location is (858) 558-4850.
Item 2. Identity and Background.
     (a) — (c), (f) The person filing this statement is Eli Lilly and Company, an Indiana corporation (“Lilly”). Lilly’s principal executive offices are located at Lilly Corporate Center, Indianapolis, Indiana 46285. The telephone number at that location is (317) 276-2000.
          Lilly is a leading innovation-driven corporation developing a growing portfolio of first-in-class and best-in-class pharmaceutical products by applying the latest research from its own worldwide laboratories and from collaborations with eminent scientific organizations. Lilly manufactures and distributes its products through owned or leased facilities in the United States, Puerto Rico, and 25 other countries. Lilly products are sold in approximately 135 countries.
          The name, citizenship, residence or business address, present principal occupation or employment, and the name and principal business and address of any corporation or other organization in which such employment is conducted, with respect to each director and executive officer of Lilly, are set forth in Annex I hereto, which is incorporated herein by reference.
          (d) — (e) None of Lilly or any person listed in Annex I has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
          On July 8, 2008, Lilly, its direct wholly owned subsidiary, REM Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and SGX entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Lilly intends to acquire SGX in a merger transaction (the “Merger”). The Merger is not conditioned upon Lilly’s or Merger Sub’s ability to finance the Merger.
          Lilly estimates that the total amount of funds to consummate the Merger will be approximately $64 million in cash, plus fees and expenses. Lilly will have sufficient funds to consummate the Merger, and will cause Merger Sub to have sufficient funds available to consummate such transactions. Lilly expects to obtain the necessary funds from existing cash balances.
          On July 8, 2008, in connection with the Merger Agreement, Lilly entered into a voting agreement with certain of SGX’s officers, directors and significant stockholders who together owned approximately 25.9% of SGX’s total Shares outstanding (the “Voting Agreement”).

The Voting Agreement was entered into as a condition and inducement to Lilly’s execution and delivery of the Merger Agreement and Lilly did not pay any additional consideration in connection with the execution and delivery of the Voting Agreement.
Item 4. Purpose of Transaction.
          Under the Merger Agreement, each outstanding Share (other than Shares owned by Lilly or Merger Sub, held by SGX as treasury stock, or for which appraisal rights have been perfected; all of which will be cancelled and retired and will cease to exist) will be converted into the right to receive $3.00 in cash, without interest, at the effective time of the Merger. The Merger is not conditioned upon Lilly’s or Merger Sub’s ability to finance the purchase of Shares pursuant to the Merger. Upon satisfaction of all of the conditions to closing the Merger, Lilly intends to effect the Merger as promptly as practicable, at which time the separate existence of Merger Sub will cease, and SGX will continue as the surviving corporation, wholly owned by Lilly.
          The consummation of the transactions contemplated by the Merger Agreement is subject to termination or expiration of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the approval of the stockholders of SGX, as well as the satisfaction of certain other conditions described in the Merger Agreement, which is filed as Exhibit 2.1 to SGX’s Current Report on Form 8-K dated July 8, 2008.
          Under the terms of the Voting Agreement, each of the stockholders party to the Voting Agreement agreed to vote, and irrevocably appointed Lilly as its proxy to vote, all outstanding Shares held by such stockholder as of the record date: (1) in favor of the Merger and the adoption of the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement, and any actions required in furtherance thereof; (2) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of SGX under the Merger Agreement; and (3) against (i) any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization or liquidation involving SGX (other than the Merger), (ii) a sale or transfer of a material amount of SGX’s assets or capital stock, or (iii) any action that is intended, or would reasonably be expected, to impede, interfere with, prevent, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement. Under the terms of the Voting Agreement, each stockholder party to the Voting Agreement also agreed not to exercise any appraisal rights or any dissenters’ rights that such stockholder may have or could potentially have in connection with the Merger and the transactions contemplated by the Merger Agreement.
          The preceding description is a summary of certain principal terms of the Merger Agreement and the Voting Agreement and does not purport to be complete. Reference is made to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to SGX’s Current Report on Form 8-K dated July 8, 2008, and to the full text of the Voting Agreement, which is filed as Exhibit 99.2 hereto, each of which is incorporated herein by reference.
     Lilly anticipates that, if the Merger is completed in accordance with the Merger Agreement, SGX will become a wholly-owned subsidiary of Lilly. Lilly also anticipates that the Nasdaq Stock Market will terminate the listing of SGX common stock on The Nasdaq Global Market and that SGX will terminate its registration and reporting obligations under the Securities Exchange Act of 1934.

Item 5. Interest in Shares of the Issuer.
     (a) — (b) Neither Lilly nor Merger Sub directly own any outstanding Shares. By reason of the execution and delivery of the Voting Agreement, however, Lilly may be deemed to be the beneficial owner of 5,343,313 Shares, representing approximately 25.9% of the outstanding Shares.
     (c) Except for the execution and delivery of the Merger Agreement and the Voting Agreement, no transactions in the Shares were effected by Lilly or Merger Sub or, to their knowledge, any person listed in Annex I hereto, during the 60 days prior to the date hereof.
     (d) — (e) Inapplicable.
     References to, and descriptions of, the Merger Agreement and the Voting Agreement in this Item 5 are qualified in their entirety by reference to the full text of such agreements, which are filed as Exhibit 2.1 to SGX’s Current Report on Form 8-K dated July 8, 2008 and Exhibit 99.2 hereto, respectively, and which are incorporated by this reference in this Item 5.
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Shares of the Issuer.
     Reference is made to the response to Item 4 above, which is incorporated herein by reference.
     Except as provided in the Merger Agreement and the Voting Agreement and as otherwise referred to or described in this report, to the knowledge of Lilly, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named or referred to in Item 2 above, and between any such persons and any other person, with respect to any securities of SGX.
Item 7. Material to be Filed as Exhibits.

Exhibit
No.	Description

99.1	Agreement and Plan of Merger, dated as of July 8, 2008, among Lilly, Merger Sub and SGX.*

99.2	Voting Agreement, dated as of July 8, 2008, by and between Lilly and the SGX stockholders named therein.

*	Incorporated by reference to SGX’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008.

SIGNATURE
             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELI LILLY AND COMPANY

By:	/s/ James B. Lootens
Name: James B. Lootens
Title: Secretary and Deputy General Counsel
Dated: July 18, 2008

ANNEX I
Information Concerning Executive Officers and Directors of Lilly
             The name, business address and present principal occupation or employment of each of the directors and executive officers of Lilly are set forth on this Annex I. The address of Lilly is: Lilly Corporate Center, Indianapolis, Indiana 46285. Unless otherwise indicated, all positions set forth below an individual’s name refer to positions within Lilly and, where applicable, the business address listed for each individual not principally employed by Lilly is also the address of the corporation or other organization that principally employs that individual. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.
Sir Winfried Bischoff
Director
Chairman, Citigroup Inc.
399 Park Avenue, 3rd Floor
New York, New York 10022
J. Michael Cook
Director
Michael L. Eskew
Director
Martin S. Feldstein, Ph.D.
Director
President, Emeritus, National Bureau of Economic Research, and George F.
Baker Professor of Economics, Harvard University
1050 Massachusetts Avenue, Room 240
Cambridge, Massachusetts 02138
J. Erik Fyrwald
Director
Chairman, President, and Chief Executive Officer, Nalco Holding Company
1601 West Diehl Road
Naperville, Illinois 60563
Alfred G. Gilman, M.D., Ph.D.
Director
Executive Vice President for Academic Affairs and Provost, The University of Texas
Southwestern Medical Center at Dallas; Dean, Southwestern Medical School; and Regental
Professor of Pharmacology and Director of the Cecil and Ida Green Center for Molecular,
Computational, and Systems Biology, The University of Texas Southwestern Medical Center
UT Southwestern Medical Center
Room B11.20
5323 Harry Hines Boulevard
Dallas, Texas 75390
Karen N. Horn, Ph.D.
Director
John C. Lechleiter, Ph.D.
Director
President and Chief Executive Officer

Ellen R. Marram
Director
President, The Barnegat Group LLC
54 Riverside Drive
New York, New York 10024
Sidney Taurel
Chairman of the Board of Directors
Franklyn G. Prendergast, M.D., Ph.D.
Director
Edmond and Marion Guggenheim Professor of Biochemistry and Molecular Biology and
Professor of Molecular Pharmacology and Experimental Therapeutics, Mayo Medical School;
Director, Mayo Clinic Center for Individualized Medicine; and Director Emeritus, Mayo Clinic
Cancer Center
Department of Molecular Pharmacology and Experimental Therapeutics
Mayo Foundation
230 1st Street SW
Rochester, Minnesota 55905
Kathi P. Seifert
Director
Robert A. Armitage
Senior Vice President and General Counsel
Alex M. Azar II
Senior Vice President, Corporate Affairs and Communications
Bryce D. Carmine
Executive Vice President, Global Marketing and Sales
Deirdre P. Connelly
President, U.S. Operations
Frank M. Deane, Ph.D.
President, Manufacturing Operations
Anthony J. Murphy, Ph.D.
Senior Vice President, Human Resources
Steven M. Paul, M.D.
Executive Vice President, Science and Technology
Derica W. Rice
Senior Vice President and Chief Financial Officer
Gino Santini
Senior Vice President, Corporate Strategy and Business Development